Exhibit 99.2

Second Quarter Overview

•	On track to achieve full year production, cost and capital guidance, with production expected to increase and costs to decrease in the second half of 2026.
•	Safely and responsibly produced 138,800 ounces of gold and 2,700 tonnes of copper, an increase in gold production of 7% from the prior quarter.
•	All-In Sustaining Cost (“AISC”)† of $2,151 per ounce in the quarter, expected to decrease in the second half of 2026 with higher gold production and lower sustaining capital.
•	Revenue of $647 million at an average realized gold price of $4,433 per ounce, reflecting gold sales weighted towards the end of the quarter as gold production increased at Haile.
•	Net profit[2] of $222 million, EPS of $0.99 and record adjusted EBITDA Margin† of 61%.
•	Generated strong quarterly Operating Cash Flow of $314 million
•	Free Cash Flow† of $130 million, and $385 million year to date.
•	Cash balance increased by 6% to $655 million with no debt and revolving credit facility undrawn.
•	Returned $78 million to shareholders in the quarter, via dividends and share buybacks.
•	Completed $58 million in share buybacks during the quarter and $134 million year to date, with up to $350 million approved for 2026.
•	Listed on the New York Stock Exchange (“NYSE”) on April 7, 2026 with trading volumes increasing.
•	Reported additional high-grade drill results at Haile, highlighting the ongoing success of drilling to support resource growth and conversion, and continuing to demonstrate upside potential.
•	Development of the decline towards Wharekirauponga commenced in May 2026, progressing to plan.
•	Macraes produced its 6 millionth ounce of gold in July 2026, since beginning production in 1990.
		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Produced[1]	koz	138.8	130.1	119.5	268.9	236.9
Copper Produced[1]	kt	2.7	3.2	3.7	5.9	7.1
AISC†	$/oz	2,151	2,094	2,027	2,123	1,915
Revenue	$M	647.3	714.5	432.4	1,361.8	792.3
Net profit[2]	$M	222.2	228.4	114.1	450.6	213.8
Adjusted net profit†2	$M	221.2	229.5	116.5	450.7	217.2
EBITDA†	$M	399.0	416.7	217.1	815.7	409.1
Adjusted EBITDA†	$M	398.0	417.8	219.5	815.8	412.5
Free Cash Flow†	$M	130.1	255.2	120.1	385.3	188.9
Earnings per share - diluted[2,3]	$/share	$0.99	$1.01	$0.49	$1.99	$0.91
Adjusted earnings per share - diluted†2,3	$/share	$0.98	$1.01	$0.51	$2.00	$0.94
1	Production is on a 100% basis as all operations are controlled by OceanaGold.
2	Attributable to the shareholders of the Company.
3	Quarterly amounts do not sum to year-to-date amounts due to the weighting of the number of shares outstanding.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	1

Table of Contents
Results Overview	3
Capital Expenditures	5
Safety	6
Outlook	6
Mine Operations and Results
Haile	8
Macraes	11
Waihi	14
Didipio	17
Other Properties	20
Financial Results	21
Liquidity and Capital Resources	24
Capital Commitments	27
Transactions with Related Parties	27
Outstanding Share Data	28
Non-IFRS Financial Information	28
Internal Controls	34
Accounting Estimates, Policies and Changes	34
Risks and Uncertainties	34
Notes to Reader	35

This Management’s Discussion & Analysis (“MD&A”) is dated as of August 5, 2026 and should be read in conjunction with the condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and the annual consolidated financial statements for the year ended December 31, 2025 which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). In this MD&A, a reference to “OceanaGold” or the “Company” refers to OceanaGold Corporation and its subsidiaries. Additional information about OceanaGold, including the Annual Information Form, is available on the Company’s website at oceanagold.com and under the Company’s profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. All amounts are in United States dollars (“$”) unless otherwise indicated. All production results and the Company's outlook presented in this MD&A reflect production at the mines on a 100% basis as the Company has the ability to exercise control at all operations.

This MD&A contains certain “forward-looking statements” under Canadian and U.S. securities laws. All statements included in this MD&A, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of the Company, are forward-looking statements that involve various risks, uncertainties and assumptions. Please refer to the cautionary language under the “Notes to Reader” section of this MD&A. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in the “Risks and Uncertainties” section of this MD&A.

Nature of Operations

OceanaGold is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

The Company’s common shares trade under the symbol ‘OGC’ on the Toronto Stock Exchange (“TSX”) in Canada and, since April 7, 2026, under the same symbol on the New York Stock Exchange (“NYSE”) in the United States. The Company is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	2

Results Overview

Operational and Financial

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Produced[1]
Haile	koz	59.5	41.6	47.7	101.1	99.3
Macraes	koz	41.4	51.5	30.0	92.9	58.4
Waihi	koz	16.5	16.6	17.3	33.1	34.1
Didipio	koz	21.4	20.4	24.5	41.8	45.1
Total gold produced[1]	koz	138.8	130.1	119.5	268.9	236.9
Gold Sales
Haile	koz	53.1	47.3	49.5	100.4	106.7
Macraes	koz	45.9	47.9	34.8	93.8	58.5
Waihi	koz	16.4	17.6	16.4	34.0	32.3
Didipio	koz	20.4	22.6	20.6	43.0	38.4
Total Gold Sales	koz	135.8	135.4	121.3	271.2	235.9
Average Gold Price	$/oz	4,433	4,894	3,293	4,663	3,082
Copper Produced[1] - Didipio	kt	2.7	3.2	3.7	5.9	7.1
Copper Sales[1] - Didipio	kt	2.6	3.3	3.0	5.9	6.2
Average Copper Price	$/lb	6.40	6.10	4.36	6.23	4.32
Silver Produced	koz	126.8	130.7	160.1	257.5	322.8
Cash Costs†
Haile	$/oz	1,442	1,779	997	1,601	846
Macraes	$/oz	1,237	970	1,496	1,101	1,444
Waihi	$/oz	2,262	1,556	1,670	1,896	1,559
Didipio	$/oz	706	748	873	728	872
Consolidated Cash Costs†	$/oz	1,362	1,292	1,210	1,327	1,096
AISC†
Haile	$/oz	1,953	2,637	1,890	2,275	1,708
Macraes	$/oz	1,932	1,506	2,146	1,715	2,213
Waihi	$/oz	2,840	2,155	2,190	2,485	2,106
Didipio	$/oz	1,589	1,298	1,287	1,436	1,214
Consolidated AISC†	$/oz	2,151	2,094	2,027	2,123	1,915
Free Cash Flow†	$M	130.1	255.2	120.1	385.3	188.9
Net profit[2]	$M	222.2	228.4	114.1	450.6	213.8
Adjusted net profit†[2]	$M	221.2	229.5	116.5	450.7	217.2
EBITDA†	$M	399.0	416.7	217.1	815.7	409.1
Adjusted EBITDA†	$M	398.0	417.8	219.5	815.8	412.5
Earnings per share - diluted[2,3]	$/share	$0.99	$1.01	$0.49	$1.99	$0.91
Adjusted earnings per share - diluted†2,3	$/share	$0.98	$1.01	$0.51	$2.00	$0.94

1 Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.

3 Quarterly amounts do not sum to year-to-date amounts due to the weighting of the number of shares outstanding.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	3

Production

The Company produced 138,800 ounces of gold and 2,700 tonnes of copper in the second quarter of 2026. Gold production for the quarter was 7% higher than the prior quarter, primarily driven by 43% higher production at Haile as a result of increased access to open pit ore from Ledbetter Phase 3 and higher grade ore mined from the Horseshoe Underground. This was partially offset by 20% lower production at Macraes, in line with plan, primarily due to lower open pit ore grade mined and processed from Innes Mills Phase 8, while production at Waihi and Didipio remained relatively steady.

Second quarter gold production was 16% higher than the prior corresponding quarter (Q2 2025), driven by a 25% increase in gold production at Haile and 38% higher gold production at Macraes. At Haile, this was a result of open pit mine sequencing in Ledbetter Phase 3 and increased tonnes and grade mined from the Horseshoe Underground. At Macraes, the increase was driven by higher grade ore mined and processed from Innes Mills Phase 8 as compared to lower grade ore mined in Innes Mills Phase 7 in the prior corresponding period. This was offset by slightly lower production at Waihi due to mine sequencing and 13% lower gold production at Didipio reflecting decreased mill throughput as a result of lower mill availability.

Year to date, the Company has produced 268,900 ounces of gold, a 14% increase compared to the prior corresponding year to date period. This was primarily driven by 59% higher production at Macraes benefitting from access to higher grade open pit ore from Innes Mills Phase 8 as compared to lower grade ore from Innes Mills Phase 7, offset by 7% lower gold production at Didipio reflecting decreased mill throughput as a result of lower mill availability. Production at Haile and Waihi was comparable to the prior corresponding year to date period.

AISC†

The Company recorded second quarter AISC† of $2,151 per ounce on gold sales of 135,800 ounces, a marginal increase from the prior quarter primarily reflecting higher sustaining capital and lower by-product credits at Didipio.

Second quarter AISC† was 11% higher than the prior corresponding quarter primarily due to labour cost inflation inclusive of higher stock-based compensation (as AISC† includes the cash settled element of stock-based compensation over the year of vesting), higher sustaining capital, government royalty expenses driven by stronger commodity prices, and unhedged energy costs. This was partially offset by a 12% increase in gold ounces sold, primarily at Macraes and Haile as well as higher by-product credits at Didipio.

The Company recorded year to date AISC† of $2,123 per ounce on gold sales of 271,200 ounces. The 11% increase from the prior corresponding year to date period is primarily due to labour cost inflation inclusive of higher stock-based compensation, increased sustaining capital at all operations, government royalty expenses driven by stronger commodity prices, and unhedged energy costs. This was partially offset by a 15% increase in gold ounces sold, primarily at Macraes, as well as higher by-product credits at Didipio.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	4

Capital and Exploration Expenditure

Quarter ended $M	Haile	Macraes	Waihi	Didipio	Consolidated
					Q2 2026	Q1 2026	Q2 2025
Sustaining Capital	26.1	9.6	2.7	10.7	49.1	39.1	32.3
Deferred stripping and Capitalized Mining[1]	-	18.8	5.7	6.8	31.3	45.9	49.0
Growth Capital[2,1]	30.1	2.2	35.9	5.0	73.2	45.2	22.7
Exploration[2,3]	2.0	3.7	5.1	2.6	13.4	11.4	9.5
Total expenditure	58.2	34.3	49.4	25.1	167.0	141.6	113.5
1	At Haile, $6.0 million of deferred stripping costs incurred in Q1 2026 is now reported in Growth Capital.
2	Growth capital and exploration at Waihi includes Waihi North Project costs of $38.7 million, $19.9 million and $9.5 million for the second quarter of 2026, first quarter of 2026 and second quarter of 2025, respectively.
3	Exploration expenditure by location includes related regional greenfield exploration, where applicable.

Year to date June 30 $M	Haile	Macraes	Waihi	Didipio	Consolidated
					2026	2025
Sustaining Capital	44.7	17.2	7.5	18.8	88.2	56.2
Deferred stripping and Capitalized Mining	21.2	34.6	10.4	11.0	77.2	104.3
Growth Capital[4]	44.1	10.8	53.0	10.5	118.4	34.1
Exploration[4]	4.5	6.6	9.8	3.9	24.8	16.6
Total expenditure	114.5	69.2	80.7	44.2	308.6	211.2
4	Growth capital and exploration at Waihi includes Waihi North Project costs of $58.6 million and $16.3 million for the year to date period and the prior corresponding year to date period, respectively. Waihi North Project costs include study, permitting and property acquisition costs.

Second quarter capital and exploration expenditure of $167.0 million was higher than the prior quarter, driven by higher sustaining and growth capital expenditure, partially offset by lower deferred stripping and capitalized mining costs. Higher sustaining capital at Haile, Macraes and Didipio primarily reflected the timing of investment in site infrastructure, including resilience and mine life extension initiatives, and mobile fleet replacements. Growth capital increased, primarily due to the planned increase in investment in the Waihi North Project and Palomino Underground Project, and the inclusion of certain waste stripping costs at Haile. Deferred stripping and capitalized mining costs were lower this quarter due to the Ledbetter Phase 3 mining sequence and higher ore mined at Haile, partially offset by increased expenditure on the Coronation North Phase 5 deferred stripping at Macraes which remains on track for ore deliveries to commence in late 2026.

Capital and exploration expenditure for the quarter was $53.5 million higher than the prior corresponding quarter, reflecting higher growth capital associated with the Waihi North Project and the Palomino Underground Project at Haile, together with increased sustaining capital, primarily relating to ongoing TSF lifts and construction of West PAG at Haile and investment in the resilience of site infrastructure and equipment to support mine life extensions at all operations.

Year to date capital and exploration expenditure of $308.6 million was $97.4 million higher than the prior corresponding year to date period due to higher growth capital expenditures progressing the Waihi North Project, commencement of the Palomino Underground Project at Haile and increased sustaining capital across all operations. Additionally, increased exploration investment reflects expanded drilling programs focused on resource conversion and near-mine growth opportunities at all sites, as planned.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	5

Safety

Quarter ended	Haile	Macraes	Waihi	Didipio	Exploration	Consolidated
						Q2 2026	Q1 2026	Q2 2025
Fatalities	-	-	-	-	-	-		-
12MMA TRIFR[1]	0.8	1.4	1.6	0.2	0.7	0.7	0.8	0.8
Recordable injuries	3	2	2	1	-	8	15	14
1	Total Recordable Incident Frequency Rate (“TRIFR”) per 200,000 hours worked, 12 month moving average.

There were 8 recordable injuries during the quarter compared to 15 recordable injuries in the prior quarter. Hand and finger injuries continue to account for a majority of the recordable injuries in 2026. The Company’s safety plans remain focused on the in-field verification of critical controls for high risk tasks and the “Stop and Think” program.

Outlook

The Company’s 2026 production, cost and capital Guidance is outlined in the table below and remains unchanged.

Production is expected to increase in the second half of the year, with consolidated third quarter production expected to be similar to the second quarter, and the fourth quarter being the strongest of the year.

At Haile, gold production is expected to increase in the third quarter, then again in the fourth quarter driven by higher grades mined in the Ledbetter Phase 3 open pit and the Horseshoe Underground. Macraes production is expected to be lower in the third and fourth quarters as per plan, while production at Waihi is expected to remain relatively consistent through the remainder of the year. At Didipio, production is expected to be higher in the third and fourth quarters driven by an increase in underground mining rates.

Consolidated AISC† is anticipated to be near the upper end of the Company’s 2026 Guidance range, reflecting labour cost inflation, continued investment in maintenance and reliability improvements, unhedged energy costs and lower silver by-product credits. Consolidated AISC† is expected to be lower in the third quarter and again in the fourth quarter, underpinned by lower sustaining capital and higher production at Haile. AISC† at each of Haile, Didipio and Waihi is expected to reduce in the second half of the year. AISC† at Macraes is expected to increase in the second half, with its full-year AISC† expected to be within its Guidance range.

Total capital investment guidance remains unchanged, with spending on growth capital expected to increase in the second half of the year, primarily driven by the continued investment in the Waihi North and Palomino Underground Projects and waste stripping activities at Haile, while sustaining capital across the portfolio is expected to decrease in the second half of the year.

2026 Full-Year Guidance

Production & Costs[1]		Haile			Macraes			Waihi			Didipio			Consolidated
Gold Production	koz	235	-	260	135	-	155	60	-	75	85	-	105	520	-	590
Copper Production	kt	-	-	-	-	-	-	-	-	-	13	-	15	13	-	15
Cash Costs†,2	$/oz	970	-	1,070	1,275	-	1,375	1,600	-	1,800	615	-	715	1,050	-	1,200
AISC†,2	$/oz	1,500	-	1,700	1,950	-	2,150	2,100	-	2,300	975	-	1,100	1,750	-	1,900

† See “Non-IFRS Financial Information”.

www.oceanagold.com	6

Capital Investments[1,3,4] ($M)	Haile	Macraes	Waihi	Didipio	Consolidated	Included in AISC†
Sustaining capital	95	30	15	25	170	170
Pre-strip and Capitalized Mining	45	65	15	10	135	135
Growth	90	10	160	20	280	-
Exploration	10	10	25	10	60	15
Total Investments	240	115	215	65	645	320
1	Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a NZD to USD exchange rate of 0.58.
2	Includes by-product allocations based on a copper price of $5.85 per pound and a silver price of $95 per ounce.
3	Excludes capital leases.
4	Capital Investments Guidance range of ±5%; Consolidated includes corporate capital.

Iran Conflict

To date, the direct impacts of the Iran conflict on the Company’s operations remain limited and supply chains have continued to support normal business operations. Though there has been no disruption to operations to date, conditions remain uncertain and sustained higher diesel prices have increased operating and capital costs in certain areas of our business.

Higher diesel costs in the quarter continued to be largely offset by the Company’s diesel hedging program. Diesel represents approximately 6% of the Company’s 2026 AISC† guidance with the majority of usage at the Haile and Macraes open-pit operations, where approximately 80% of planned consumption is hedged on a rolling 12-month basis. With the diesel hedges in place at the two operations for the remainder of 2026, the Company’s 2026 AISC† is estimated to increase by up to $25 per ounce should an oil price of $100 per barrel prevail for the remainder of 2026. The hedging program was expanded during the quarter to also include 80% of the forecast diesel consumption at Waihi and Didipio starting in Q1 2027.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	7

Haile

Production performance

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Produced	koz	59.5	41.6	47.7	101.1	99.3
Ore Mined (Open Pit)	kt	953	368	228	1,321	811
Ore Mined Grade (Open Pit)	g/t	1.48	1.60	1.69	1.51	2.31
Waste Mined (Open Pit)	kt	4,250	6,248	7,883	10,498	16,830
Ore Mined (U/G)	kt	201	195	140	396	259
Ore Mined Grade (U/G)	g/t	5.53	3.23	2.40	4.40	3.01
Waste Mined (U/G)	kt	67	78	47	145	87
Mill Feed	kt	842	844	716	1,686	1,318
Mill Feed Grade	g/t	2.43	1.86	2.33	2.15	2.66
Gold Recovery	%	90.3	82.5	89.0	86.9	88.2

Second quarter gold production was 43% higher than the prior quarter due to higher mill feed grades driven by an increase in ore tonnes mined and a higher volume of ore feed from the open pit, together with higher grades mined and processed from the underground, in line with plan. Open pit ore tonnes mined were 159% higher than the prior quarter reflecting increased access to fresh ore from Ledbetter Phase 3, while underground mine stopes delivered 71% higher grades, in line with plan. As a result, mill feed grade in the quarter increased by 31% compared to the prior quarter, when mill feed was supplemented from lower grade stockpiles. Recovery rates increased by 9% reflecting higher mill feed grade and the benefits of mill optimization initiatives which have enhanced mill reliability and performance, contributing to the highest monthly throughput in June 2026 since commissioning.

Second quarter gold production was 25% higher than the prior corresponding quarter primarily driven by increased mill throughput and higher mill feed grades. Ore tonnes mined from the open pit increased by 318% in line with improved access to ore following the waste removal campaign, and allowing for the processing of increased volumes of fresh open pit ore. Ore tonnes mined from the underground were 44% higher in the current quarter, reflecting improved underground mining productivity compared to the prior corresponding quarter, and underground ore grades were 130% higher in line with planned stope sequencing. Mill feed tonnes processed were 18% higher than the prior corresponding period as a result of process plant improvement initiatives driving improved plant availability.

Year to date gold production was 2% higher than the prior corresponding year to date period as a result of a 28% increase in mill throughput, offset by a 19% decrease in mill feed grade. This was driven by a higher volume of open pit ore tonnes from Ledbetter Phase 3 being processed at lower grades as compared to the higher grade, but lower volume Ledbetter Phase 2 ore that was processed in the prior corresponding year to date period. Underground ore tonnes mined were higher than the prior corresponding year to date period due to improved underground productivity and higher grade underground ore reflected the planned stope sequencing.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	8

Financial performance

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Sales	koz	53.1	47.3	49.6	100.4	106.7
Average Gold Price Received	$/oz	4,413	4,795	3,312	4,593	3,068
Cash Costs†	$/oz	1,442	1,779	997	1,601	846
AISC†	$/oz	1,953	2,637	1,890	2,275	1,708
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	8.01	6.74	5.00	7.30	4.53
Mining Cost (U/G)[1]	$/t mined	84.53	85.14	86.70	84.84	90.85
Processing Cost	$/t milled	27.18	28.67	24.55	27.93	26.72
General & Administrative (“G&A”) Cost	$/t milled	16.31	16.43	15.07	16.37	16.71
1	Mining unit costs include allocation of any capitalized mining costs.

Second quarter open pit mining unit costs were 19% higher than the prior quarter and 60% higher than the prior corresponding quarter, primarily reflecting lower mined volumes. Open pit mining unit costs were 61% higher than the prior corresponding year to date period driven by a 33% decrease in tonnes mined and labour cost inflation and higher stock-based compensation expenses.

Second quarter underground mining unit costs were in line with the prior quarter and marginally lower the prior corresponding quarter. Costs were also lower than the corresponding year to date period primarily due to a 56% increase in tonnes mined driven by productivity improvements.

Second quarter processing unit costs were in line with the prior quarter and prior corresponding year to date period. Unit rates were 11% higher than the prior corresponding quarter due to increased planned maintenance and labour cost inflation, partially offset by an 18% increase in mill feed.

Second quarter G&A unit costs were largely in line with all comparative periods, with higher labour costs in the current year attributed to labour cost inflation and higher stock-based compensation expenses being largely offset by increases in period over period mill feed volume.

Second quarter AISC† of $1,953 per ounce sold was 26% lower than the prior quarter, primarily reflecting a 12% increase in gold sales volumes, partially offset by higher sustaining capital related to site infrastructure and process plant reliability upgrades. AISC† was 3% higher than the prior corresponding period primarily due to labour cost inflation, higher planned maintenance costs and increased sustaining capital, partially offset by a 7% increase in gold sales volumes.

Year to date AISC† was 33% higher than the prior corresponding year due to a 6% decrease in gold sales volumes, year on year labour cost inflation, planned maintenance and reliability improvement activities and higher capital spend on site infrastructure projects.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	9

Exploration

Second quarter exploration expenditure totaled $2.0 million for a total of 6,490 metres drilled.

Underground drilling at Horseshoe Underground totaled 3,760 metres in the second quarter, targeting conversion and extension opportunities in the lower and western portions of the deposit. Results released year to date continue to demonstrate growth potential at Horseshoe in multiple directions.

Drilling of the Pisces target from underground commenced in the quarter, which will enable accelerated drilling of this target in the remainder of the year.

From surface, 2,730 metres were completed on exploration targets at Clydesdale, resource definition at Pisces and resource conversion targets at Ledbetter Underground. Drilling results released year to date have demonstrated continuity of high-grade mineralization and support resource conversion at Ledbetter Underground, and have defined a second mineralized intercept at Clydesdale.

Year to date 2026 exploration expenditure totaled $4.5 million for 13,050 metres drilled.

There are approximately 34,500 metres of drilling planned at Haile in 2026 at an estimated cost of $10 million from both surface and underground. Drilling rates are expected to accelerate in the second half of 2026 following the planned transition to contractor-operated drilling and the mobilization of the contractor rigs to site.

Projects

Construction of the TSF lift and West PAG storage facility continued in the second quarter.

Development of the decline connecting the Horseshoe Underground to the Palomino Underground advanced during the quarter, remaining on track to achieve first ore in 2028.

Engineering activities and procurement of long-lead infrastructure items for the Ledbetter Underground Project continued to progress as planned.

During the quarter, following completion of the feasibility study, the Company approved the construction of a paste plant with an estimated capital cost of approximately $60 million. The paste plant will support stope development efficiency and reduce tailings storage requirements. The construction of the paste plant is expected to commence in early 2027, with first paste delivery expected in the second half of 2028.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	10

Macraes

Production performance

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Produced	koz	41.4	51.5	30.0	92.9	58.4
Ore Mined (Open Pit)	kt	1,434	1,253	1,381	2,687	2,737
Ore Mined Grade (Open Pit)	g/t	0.85	1.13	0.50	0.98	0.49
Waste Mined (Open Pit)	kt	11,633	10,743	8,772	22,376	16,596
Ore Mined (U/G)	kt	275	317	245	592	460
Ore Mined Grade (U/G)	g/t	1.50	1.76	1.91	1.64	1.88
Waste Mined (U/G)	kt	59	43	39	102	109
Mill Feed	kt	1,579	1,422	1,583	3,001	3,054
Mill Feed Grade	g/t	0.95	1.29	0.70	1.11	0.71
Gold Recovery	%	85.9	87.1	84.2	86.5	83.3

Second quarter gold production was 20% lower than the prior quarter, in line with plan, primarily due to lower open pit ore grade mined and processed from Innes Mills Phase 8. Open pit ore tonnes and waste mined increased by 14% and 8%, respectively, due to strong performance in Innes Mills Phase 8 and increased waste stripping productivity in Coronation North Phase 5. Mill feed grade was 26% lower than the prior quarter due to lower open pit and underground ore grades mined as per planned mine sequence.

Second quarter gold production was 38% higher than the prior corresponding quarter, primarily driven by higher grade ore mined from Innes Mills Phase 8, compared to lower grade mined in Innes Mills Phase 7 in the prior corresponding quarter. Higher open pit ore grades mined resulted in a 36% increase in mill feed grade and a 2% increase in recovery compared to the prior corresponding quarter. Open pit waste tonnes mined were 33% higher due to waste stripping at Coronation North Phase 5.

Year to date gold production was 59% higher than the prior corresponding year to date period, driven by increased access to higher grade open pit ore tonnes from Innes Mills Phase 8 contributing to the 56% higher mill feed grade and a 4% increase in gold recoveries.

† See “Non-IFRS Financial Information”.

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Financial performance

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Sales	koz	45.9	47.9	34.8	93.8	58.5
Average Gold Price Received	$/oz	4,511	4,890	3,263	4,705	3,083
Cash Costs†	$/oz	1,237	970	1,496	1,101	1,444
AISC†	$/oz	1,932	1,506	2,146	1,715	2,213
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	1.28	1.74	1.70	1.50	1.79
Mining Cost (U/G)[1]	$/t mined	55.62	50.92	58.11	53.19	54.83
Processing Cost	$/t milled	10.45	11.28	11.82	10.85	10.28
G&A Cost	$/t milled	6.17	6.18	4.84	6.17	4.93
1	Mining unit costs include allocation of any capitalized mining costs.

Second quarter open pit mining unit costs were 26% lower than the prior quarter and 25% lower than the prior corresponding quarter, primarily reflecting higher mining volumes, with an increase in tonnes mined of 9% and 29%, respectively. Year to date open pit mining unit costs were 16% lower than the prior corresponding year to date period, primarily due to a 30% increase in total tonnes mined as mining activities advanced into higher productivity areas of the open pits.

Second quarter underground unit costs were largely consistent across all comparative periods with fluctuations primarily driven by mining sequence related changes in tonnes mined.

Second quarter processing unit costs are largely consistent across all comparative periods with fluctuations primarily driven by timing of maintenance activity and related changes in mill throughput.

G&A unit costs were consistent with the prior quarter, but higher than both the prior corresponding quarter and year to date periods due to a higher allocation of site support services and an increase in stock-based compensation expense.

Second quarter AISC† of $1,932 per ounce was higher than the prior quarter, in line with plan, primarily due to a 4% decrease in gold sales volumes linked to the lower production as well as higher sustaining capital spend on mobile equipment. Second quarter AISC† was 10% lower than the prior corresponding quarter primarily due to a 32% increase in gold sales volumes, benefiting from access to higher grade ore, partially offset by higher sustaining capital and government royalties. Year to date AISC† of $1,715 was lower than the prior corresponding year to date period primarily due to a 60% increase in gold sales volumes, partially offset by higher government royalties, year on year labour cost inflation and higher sustaining capital.

Exploration

Second quarter exploration expenditure totaled $3.7 million for 20,630 metres drilled.

During the quarter, drill programs were completed across several areas at Macraes. At Coronation North, drilling focused on improving resource confidence and converting Inferred Mineral Resources. At Golden Point Underground (“GPUG”), drilling continued on resource conversion and expansion drilling. At Innes Mills, drilling targeted ongoing conversion of Inferred Mineral Resources for additional pit cutbacks. At Nunns, a deposit located within the northern part of the Macraes mining lease, drilling focused on expanding the existing resource.

† See “Non-IFRS Financial Information”.

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Year to date 2026 exploration expenditure totaled $6.6 million for 31,800 metres drilled across Coronation, Coronation North, GPUG, Innes Mills and Nunns to improve resource confidence.

There are approximately 45,000 metres of drilling planned at Macraes in 2026 at an estimated cost of $10 million from both surface and underground.

Projects

During the quarter, work continued on the Macraes Phase 4 (“MP4”) Fast-track application for the required permits for the ongoing mine life extension plans, expected to be submitted in the third quarter of 2026.

Beyond the current life of Mineral Reserves at Macraes, further mine life extension opportunities are being evaluated that could potentially extend mine life into the 2040s.

† See “Non-IFRS Financial Information”.

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Waihi

Production performance

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Produced	koz	16.5	16.6	17.3	33.1	34.1
Ore Mined	kt	175	184	172	359	331
Ore Mined Grade	g/t	2.59	3.14	3.41	2.88	3.48
Waste Mined	kt	102	98	137	200	277
Mill Feed	kt	212	170	173	382	325
Mill Feed Grade	g/t	2.61	3.25	3.36	2.89	3.48
Gold Recovery	%	92.5	93.6	92.7	93.1	93.6

Second quarter gold production was in line with the prior quarter. Higher mill feed tonnes were processed at lower grades due to an 18% decrease in mined grade as a result of underground mine sequencing. Ore tonnes mined were supplemented with lower grade stockpiles, resulting in the mill feed grade being 20% lower than the prior quarter. This was offset by mill feed tonnes increasing by 25%, achieving record quarterly throughput rates since transitioning to an underground only operation in 2016.

Second quarter gold production was 5% lower than the prior corresponding quarter driven by a 24% decrease in ore mined grade due to mine sequencing, with a higher proportion of lower grade stopes being mined. Mill feed was supplemented with lower grade stockpile ore resulting in a 22% lower mill feed grade, partially offset by 23% higher mill throughput.

Year to date gold production was 3% lower than the prior corresponding year to date period, as a result of lower mill feed grade, consistent with the mine plan. The 17% lower mined grade was partially offset by a 25% increase in mill throughput as mill feed was supplemented with lower grade stockpile ore.

† See “Non-IFRS Financial Information”.

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Financial performance

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Sales	koz	16.4	17.6	16.3	34.0	32.3
Average Gold Price Received	$/oz	4,420	4,975	3,300	4,707	3,111
Cash Costs†	$/oz	2,262	1,556	1,670	1,896	1,559
AISC†	$/oz	2,840	2,155	2,190	2,485	2,106
Unit Costs
Mining Cost[1]	$/t mined	92.63	96.09	91.81	94.38	83.10
Processing Cost	$/t milled	40.41	39.47	30.57	39.99	30.54
G&A Cost	$/t milled	21.79	37.20	26.54	28.64	30.08
1	Mining unit costs include allocation of any capitalized mining costs.

Second quarter mining unit costs were in line with both comparative quarters and 14% higher than the prior corresponding year to date period primarily due to an 8% decrease in tonnes mined and increased labour and maintenance costs associated with the underground improvement plan.

Second quarter processing unit costs were in line with the prior quarter. Processing unit costs were 32% higher than the prior corresponding quarter and 31% higher than the prior corresponding year to date period, primarily due to higher diesel, reagent and labour costs, primarily reflecting higher milled tonnes. These increases were partially offset by higher throughput, with tonnes milled increasing by 23% and 18%, respectively.

Second quarter G&A unit costs were lower than all comparative periods primarily due to higher tonnes milled.

Second quarter AISC† of $2,840 per ounce was higher than the prior quarter, primarily due to lower grade stockpile material supplementing mill feed. AISC† was also higher than the prior corresponding quarter and the prior year to date period, reflecting the same driver together with the higher processing costs explained above.

Exploration

Second quarter exploration expenditure totaled $5.1 million for 5,930 metres drilled across the Waihi District, including Martha Underground and Wharekirauponga.

At Martha Underground, 2,800 metres of resource conversion and definition drilling were completed targeting conversion of Inferred Mineral Resources.

At Wharekirauponga, 2,910 metres of drilling were completed with a continued focus on conversion of Inferred Mineral Resources on the southern-end of the East Graben vein. Drilling capacity is expected to increase in the second half of the year through the addition of two new drill rigs and drill platforms at Wharekirauponga. As of the date of this report, a total of 5 rigs are actively drilling at Wharekirauponga.

Year to date 2026 exploration expenditure totaled $9.8 million for 21,583 metres drilled across the Waihi District.

There are approximately 34,000 metres of drilling planned across the Waihi District in 2026 at an estimated cost of $25 million.

† See “Non-IFRS Financial Information”.

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Waihi North Project

OceanaGold is permitted to develop and operate the Waihi North Project, which includes the high-grade Wharekirauponga Underground mine. Construction and underground tunnelling activity to the underground mine continues to ramp up with overall project development progressing on schedule for first ore in 2032.

Following completion of the portal, decline development commenced in May 2026 and is progressing in line with plan, nearing 200 metres to date. The next key milestone involves the addition of a second jumbo to begin the twin incline towards the Wharekirauponga orebody.

Execution of bulk earthworks accelerated at the Willows Portal site in the second quarter and earthwork activities related to drainage, dams, roads, magazine and the surface facilities area remain on track for completion by year-end. Construction of the services trench connecting the existing Waihi operations with the Willows surface facilities, providing power, water and communications infrastructure, was completed in July. Construction of the water treatment plant remains ongoing, with commissioning expected by the end of the third quarter. Early works activities on TSF 3 are expected to commence in the fourth quarter.

The following table summarizes the capital and exploration spent on the Waihi North Project during the periods:

$M	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Growth capital[1]	35.2	17.1	7.0	52.3	11.5
Exploration	3.5	2.8	2.5	6.3	4.8
Total expenditure	38.7	19.9	9.5	58.6	16.3

1 Waihi North Project costs include study, permitting and property acquisition costs.

Capital is expected to continue to increase in the second half of the year, in line with the projected capital guidance for the Waihi North Project for the year.

On the Waihi North Project Fast-track approval, one notice of appeal was received within the prescribed timeframe for lodging appeal. A court hearing is set for the fourth quarter of 2026. The Company remains confident in the ability to defend this appeal. No injunction has been sought on the current activities and progress for development of Waihi North Project continues in line with the plan. The period for filing additional appeals has expired.

† See “Non-IFRS Financial Information”.

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Didipio

Production performance

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Produced[1]	koz	21.4	20.4	24.5	41.8	45.1
Copper Produced	kt	2.7	3.2	3.7	5.9	7.1
Ore Mined	kt	429	349	376	778	693
Ore Mined Grade - Gold	g/t	1.45	1.30	1.71	1.38	1.60
Ore Mined Grade - Copper	%	0.40	0.48	0.59	0.44	0.50
Waste Mined	kt	79	67	21	146	49
Mill Feed	kt	844	1,021	971	1,865	2,022
Mill Feed Grade - Gold	g/t	0.89	0.72	0.90	0.79	0.80
Mill Feed Grade - Copper	%	0.35	0.35	0.43	0.35	0.40
Gold Recovery	%	89.0	86.8	87.2	87.9	86.4
Copper Recovery	%	91.7	89.9	90.1	90.7	89.0
1	Production is on a 100% basis as OceanaGold controls Didipio. Effective May 13, 2024, the ownership interest changed from 100% to 80% following the listing of 20% of Didipio’s holding company on The Philippines Stock Exchange.

Second quarter gold production was 5% higher than the prior quarter, primarily driven by higher mill feed grade, partially offset by lower mill throughput as a result of reduced mill availability due to both planned and unplanned mill downtime. The 24% increase in mill feed grade reflects the 23% increase in ore tonnes mined at 12% higher gold mined grade, due to planned mine sequencing and the continued ramp up of mining activities. This was offset by lower mill availability in the quarter leading to a 17% decrease in mill feed tonnes processed. Copper production was 15% lower than the prior quarter due to planned mine sequencing and lower tonnes milled, offset by slightly higher copper recovery.

Second quarter gold production was 13% lower than the prior corresponding quarter driven by a decrease in mill feed tonnes processed. A 14% increase in ore tonnes mined as a result of improved access to the lower levels of the mine was offset by a 15% decrease in ore mined grade due to planned stope sequencing. Mill feed volume was 13% lower due to lower mill availability, and mill feed grade remained consistent as a result of a higher proportion of underground material being processed in the current quarter.

Year to date gold production was 7% lower than the prior corresponding year to date period, primarily due to the 8% decrease in milled tonnes processed as a result of lower mill availability. Total underground material moved increased by 25% as a result of the implementation of underground mining rate initiatives and the resumption of decline development.

† See “Non-IFRS Financial Information”.

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Financial performance

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Sales	koz	20.4	22.6	20.6	43.0	38.4
Copper Sales	kt	2.6	3.3	3.0	5.9	6.2
Average Gold Price Received	$/oz	4,319	5,049	3,295	4,703	3,093
Average Copper Price Received	$/lb	6.40	6.10	4.36	6.23	4.32
Cash Costs†	$/oz	706	748	873	728	872
AISC†2	$/oz	1,589	1,298	1,287	1,436	1,214
Unit Costs
Mining Cost[1]	$/t mined	43.47	51.23	41.46	46.96	42.52
Processing Cost	$/t milled	9.24	8.93	9.83	9.07	8.36
G&A Cost	$/t milled	16.22	13.51	13.11	14.74	11.31
1	Mining unit costs include allocation of any capitalized mining costs.
2	Excludes the Additional Government Share under the Financial or Technical Assistance Agreement (“FTAA”) at Didipio as it is considered to be in the nature of an income tax.

Gold sales across all comparative periods are impacted by production levels as well as timing of copper concentrate shipments.

Second quarter mining unit costs were 15% lower than the prior quarter, primarily due to a 22% increase in tonnes mined. Mining unit costs were 5% higher than the prior corresponding quarter and 10% higher than the prior corresponding year to date period, reflecting diesel and additional costs related to increased mining activity, partially offset by an increase in tonnes mined.

Processing unit costs were generally consistent across the comparative periods as lower activity-based operating maintenance costs offset a decrease in mill feed.

G&A unit costs were higher than all comparative periods, primarily reflecting lower tonnes milled.

Second quarter AISC† of $1,589 per ounce was 22% higher than the prior quarter, primarily due to lower copper by-product credits, lower gold sales volumes related to production and timing of concentrate shipments, higher diesel costs as well as higher sustaining capital spend, partially offset by lower government royalties. Year to date AISC† was 18% higher than the prior corresponding year to date period, primarily due to higher government royalties, higher diesel and consumables costs related to increased mining activity as well as higher sustaining capital spend, partially offset by a 12% increase in gold sales volumes and higher copper by-product credits.

† See “Non-IFRS Financial Information”.

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FTAA - Additional Government Share

$M	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gross mining revenue	126.3	158.1	95.5	284.4	173.8
Less: Allowable deductions[1]	(59.9)	(60.3)	(49.1)	(120.2)	(90.9)
Less: Amortization deduction[2]	(3.2)	(3.3)	(3.2)	(6.5)	(6.5)
Net Revenue per the FTAA	63.2	94.5	43.2	157.7	76.4
Entitlement share	60%	60%	60%	60%	60%
Total Government Share[3] (60% of Net Revenue per the FTAA)	37.9	56.7	25.9	94.6	45.8
Deduct: Free-carried interest	(3.6)	(3.0)	(1.4)	(6.6)	(3.2)
Deduct: Production taxes	(9.5)	(11.0)	(7.7)	(20.5)	(13.0)
Deduct: Income tax	(15.1)	(20.6)	(6.6)	(35.7)	(11.9)
Additional Government Share	9.7	22.1	10.2	31.8	17.7
1	Allowable deductions under the FTAA include expenses attributed to exploration, development and commercial production, which includes expenses relating to mining, processing, exploration, capitalized deferred stripping costs, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
2	The FTAA Addendum and Renewal Agreement modified the amortization of unrecovered pre-operating costs to instead be deducted across a fixed period of 13 years commencing in 2021 and ending in 2033.
3	All taxes and fees paid to the Philippine Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes, are deducted from the Government’s 60% share of Net Revenue.

The Didipio Mine is held under the FTAA entered into with the Republic of the Philippines in June 1994, which was renewed in 2021, retroactively to 2019, for another 25-year period until June 2044.

Under the FTAA, “Net Revenue” is the gross mining revenue derived from operations, less allowable deductions and an amortization deduction. The Philippine Government is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government and other deductions.

The year to date Additional Government Share of $31.8 million has been accrued, with the payment occurring annually in April of each year in respect of the preceding year. The Company made an Additional Government Share payment of $37.2 million in April 2026 related to the 2025 amount accrued at December 31, 2025.

Exploration

Second quarter exploration expenditure totaled $2.6 million for a total of 13,900 metres drilled.

Underground drilling ramped up in the second quarter with up to 3 rigs drilling from underground. There were a total of 5,780 metres completed in the quarter targeting conversion of Inferred Mineral Resources in Panel 3.

Drilling commenced to test the extents of the Didipio mineralization at depth, with 990 metres of a planned 5,000 metre program completed in the second quarter.

Drilling continued at the True Blue target with 7,140 metres completed in the quarter, targeting the addition of new Mineral Resources. True Blue is an area of known mineralization 800 metres northeast of the Didipio Mine.

Year to date 2026 exploration expenditure totaled $3.9 million for a total of 7,920 metres drilled from underground, 990 metres drilled from surface at Didipio and 13,310 metres drilled at True Blue.

† See “Non-IFRS Financial Information”.

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The planned exploration spend at Didipio for 2026 is $10 million. Drilling for the remainder of the year is expected to continue across the underground, targeting Panels 3 and 4, with further drilling also planned at True Blue.

Other Properties

Regional Exploration Programs

During and after the period, the Company continued to advance its regional exploration strategy in the United States on its two earn-in transactions.

During the second quarter, surface exploration activities commenced at the Company’s greenfields Manhulayan project in the Philippines.

Brewer (South Carolina)

The Company has an earn-in joint venture agreement with Carolina Rush Corporation (“Carolina Rush”) relating to the Brewer Gold-Copper Project in South Carolina (the “Brewer Project”), located approximately 13 kilometres from Haile, which includes a minimum commitment of funding $1.5 million in exploration expenditures by November 26, 2026. The agreement provides for an option for OceanaGold to earn up to an 80% interest in the Brewer Project by funding up to an aggregate of $20 million in staged exploration expenditures and exercising the underlying Brewer option by December 31, 2030.

During the quarter, the initial drilling program at the Brewer Project was completed and minimum exploration commitments have been met. Carolina Rush has released results from the drilling program. The Company is currently evaluating the opportunity for additional follow-up drilling to further test the gold-copper porphyry target at Brewer.

TJ, Jake Creek, Hot Creek (Nevada)

The Company has earn-in joint venture agreements with Headwater Gold Inc. (“Headwater”) to explore each of the TJ, Jake Creek and Hot Creek projects in Nevada, which include a minimum commitment of funding an aggregate of $2.5 million in exploration expenditures across the three projects by October 15, 2027. The agreements provide for staged expenditures of up to an aggregate of $65 million across the projects to earn up to a 65% interest in each project, with an option to earn a further 10% interest (for a total of 75%) in each project upon completion of a PFS and granting Headwater a 1% net smelter return royalty.

During the quarter, drilling commenced at Jake Creek, where approximately 3,500 metres of both percussion and diamond drilling will test multiple low-sulphidation epithermal targets defined in the area.

Manhulayan (Philippines)

The Manhulayan project is located in Agusan del Sur, Mindanao. Soil sampling and mapping were undertaken across the area as initial investigations to evaluate further potential for copper and gold mineralization.

† See “Non-IFRS Financial Information”.

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Consolidated Financial Results

Revenue

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold	$M	602.2	662.6	399.6	1,264.8	727.0
Copper	$M	36.7	44.1	29.6	80.8	59.5
Silver	$M	8.9	11.5	5.8	20.4	11.2
Treatment, refining and selling costs	$M	(0.5)	(3.7)	(2.6)	(4.2)	(5.4)
Net revenue	$M	647.3	714.5	432.4	1,361.8	792.3
Average Gold Price received	$/oz	4,433	4,894	3,293	4,663	3,082
Average Copper Price received[1]	$/lb	6.40	6.10	4.36	6.23	4.32

1 The Average Copper Price received includes mark-to-market revaluation on shipments not yet finalized and final adjustments on prior period shipments.

Second quarter revenue of $647.3 million was 9% lower than the prior quarter due to a 9% decrease in the average realized gold price on consistent gold sales volumes. Second quarter revenue was 50% higher than the prior corresponding quarter, primarily due to a 35% higher average realized gold price and a 12% increase in gold sales volumes, with additional benefit from higher realized copper and silver prices.

Year to date revenue was 72% higher than the prior corresponding year to date period due to a 51% higher average gold price and a 15% increase in sales volumes, with price benefits also driving higher by-product revenue.

Operating Expenses

$M	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cost of sales, excluding depreciation and amortization	215.1	226.8	181.1	441.9	324.0
Depreciation and amortization	86.7	84.0	54.9	170.7	108.6
General and administration	14.1	36.3	17.5	50.4	28.1
Indirect taxes	7.6	9.0	5.6	16.6	10.4
Additional Government Share[1]	9.7	22.1	10.2	31.8	17.7
Total Operating Expenses	333.2	378.2	269.3	711.4	488.8
1	Refer to the Didipio section in this MD&A for more details.

Cost of Sales, excluding depreciation and amortization

Variance explanations are covered in the AISC† section of the “Results Overview” and the “Financial Performance” sections of each mining operation.

Depreciation and Amortization

Second quarter depreciation and amortization was in line with the prior quarter and 58% higher than the prior corresponding quarter. Depreciation and amortization was primarily impacted by the mining profiles at Haile and Macraes, as capitalized costs related to the Ledbetter Phase 3 and Innes Mills Phase 8 stripping campaigns are depreciated over unit-of-production.

† See “Non-IFRS Financial Information”.

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Year to date depreciation and amortization of $170.7 million was 57% higher than the prior year, primarily due to increased amortization at Haile and Macraes due to higher ore production from Ledbetter Phase 3, Horseshoe Underground and Innes Mills Phase 8.

General and Administration

Second quarter G&A expense was lower than both the prior quarter and the prior corresponding quarter primarily due to the remeasurement of cash-settled share-based awards to reflect a decrease in the Company’s share price during the quarter.

Year to date G&A expense was 79% higher than the prior corresponding year to date period, primarily due to higher share based compensation recognized on the remeasurement of cash-settled share-based awards, driven by a larger increase in the Company's share price than in the comparative period.

Additional Government Share

Variance explanation is covered in Didipio’s “FTAA - Additional Government Share” section of this MD&A.

Other (expenses) / income and taxation

$M	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Foreign exchange gain (loss)	2.0	(0.1)	(2.4)	1.9	(3.2)
Interest expense and finance costs	(4.6)	(2.5)	(3.1)	(7.1)	(6.4)
Interest income	3.9	3.5	1.6	7.4	3.1
NYSE listing costs	(0.9)	(1.0)	-	(1.9)	-
Other (expense) income	(2.9)	(2.5)	1.5	(5.4)	0.2
Total Other (expenses) income	(2.5)	(2.6)	(2.4)	(5.1)	(6.3)
Income tax expense recognized in net profit	(82.9)	(98.3)	(43.1)	(181.2)	(78.4)

Interest expense and finance costs

Second quarter interest expense and finance costs primarily relate to leases and higher accretion of asset retirement obligation liabilities due to increased discount rates. There is no bank debt outstanding with the remaining balance on the fleet facility arrangement previously repaid in the first quarter of 2025.

Year to date interest and finance costs of $7.1 million were 11% higher than the prior corresponding year to date period primarily due to higher accretion on asset retirement obligations linked to higher discount rates, with no bank debt outstanding.

Income tax expense

Second quarter income tax expense was 16% lower than the prior quarter, primarily due to lower operating profit resulting from lower metal prices.

Second quarter and year to date income tax expense was higher than the prior corresponding quarter and year to date periods primarily due to increased operating profit and a reduction in available tax losses.

† See “Non-IFRS Financial Information”.

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Selected Quarterly Information

$M, except AISC, average price and per share amounts	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Gold Produced[1] (koz)	138.8	130.1	157.4	103.5	119.5	117.4	150.9	134.9
Copper Produced[1] (kt)	2.7	3.2	3.2	3.1	3.7	3.4	3.1	3.4
Average Gold Price received ($/oz)	4,433	4,894	4,227	3,476	3,293	2,858	2,665	2,511
Average Copper Price received ($/lb)	6.40	6.10	5.35	4.44	4.36	4.27	4.16	4.15
Revenue	647.3	714.5	652.4	448.5	432.4	359.9	427.3	345.2
EBITDA†	399.0	416.7	543.2	205.0	217.1	192.0	246.4	157.0
Adjusted EBITDA†	398.0	417.8	374.0	210.7	219.5	193.0	251.3	162.8
AISC†	2,151	2,094	1,761	2,333	2,027	1,796	1,563	1,729
Free Cash Flow†	130.1	255.2	259.4	94.4	120.1	68.8	146.5	65.7
Adjusted net profit†[2]	221.2	229.5	201.7	92.9	116.5	100.7	106.9	65.7
Net profit[2]	222.2	228.4	327.7	87.2	114.1	99.7	102.0	59.9
Earnings per share[2]
Basic	$1.00	$1.02	$1.44	$0.38	$0.49	$0.43	$0.43	$0.25
Diluted	$0.99	$1.01	$1.42	$0.37	$0.49	$0.42	$0.42	$0.25
1	Production is shown on a 100% basis as all operations are controlled by OceanaGold.
2	Attributable to the shareholders of the Company.

The most significant factors causing variation in the quarterly results are changes in: the gold and copper price and timing of sales; production levels reflecting the variability in the grade of ore mined at each of the operations and associated movements in inventories; gold and copper recoveries; and the timing and extent of deferred stripping and underground mine development, including amortization of those costs and changes in the cost of goods, services, and labour, which have been impacted by persistent high levels of global inflation, and more recently, supply chain and commodity price volatility, including higher oil prices arising from the Iran conflict.

Notably, realized average gold prices have increased over 75% between the third quarter of 2024 and second quarter of 2026, which has directly translated into higher revenue, cash flow and profitability.

In the fourth quarter of 2025, $133 million after tax related to the remaining historical impairment at Haile was reversed, which increased net profit and was excluded in the calculation of adjusted net profit† for that period.

In the second quarter of 2024, there was a gain on sale of the Company’s interest in the Blackwater project for cash consideration of $30.0 million, resulting in a pre-tax gain of $17.6 million.

† See “Non-IFRS Financial Information”.

www.oceanagold.com	23

Liquidity and Capital Resources

Balance Sheet

$M	June 30, 2026	December 31, 2025
Cash and cash equivalents	654.8	476.5
Other Current Assets	294.7	255.3
Non-Current Assets	2,651.6	2,523.6
Total Assets	3,601.1	3,255.4
Current Liabilities	582.7	505.7
Non-Current Liabilities	380.8	378.5
Total Liabilities	963.5	884.2
Total Shareholders’ Equity	2,536.6	2,267.1
Non-controlling interest	101.0	104.1

Current assets increased $217.7 million during the six months ended June 30, 2026, primarily due to a $178.3 million increase in cash (refer to the “Cash Flows” section below).

Non-current assets increased by $128.0 million during the six months ended June 30, 2026, primarily due to mining asset and property, plant and equipment additions at all sites, including deferred stripping costs at Haile and Macraes, and capitalized mining related to underground development at all sites, partially offset by depreciation and amortization.

Current liabilities increased by $77.0 million during the six months ended June 30, 2026, driven by a $27.6 million increase in trade and other payables associated with increased activity levels, partially offset by a $5.4 million decrease in the Additional Government Share accrual as the 2025 amount was paid during the quarter. In addition, taxes payable increased by $58.1 million reflecting higher profitability at all sites. Employee benefits decreased by $3.1 million, the net of ongoing stock-based compensation expenses, reclassification of balances from non-current and the settlement of the cash element of vested share rights during the first quarter.

Non-current liabilities increased $2.3 million during the six months ended June 30, 2026 and reflects an increase in deferred tax liabilities of $30.5 million and leases of $4.3 million that were partially offset by a $27.5 million decrease in employee benefits, primarily reflecting the revaluation of stock-based compensation liabilities and reclassification to current liabilities based on expected settlement.

The non-controlling interest decrease of $3.1 million reflects $13.5 million of earnings attributable to the 20% minority interest at Didipio, offset by $16.6 million of dividend distributions.

† See “Non-IFRS Financial Information”.

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Cash Flows

$M	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows provided by Operating Activities	313.6	381.5	226.9	695.1	398.5
Cash flows used in Investing Activities	(183.5)	(126.3)	(106.8)	(309.8)	(209.6)
Free Cash Flow†	130.1	255.2	120.1	385.3	188.9
Cash flows used in Financing Activities	(94.4)	(108.4)	(43.7)	(202.8)	(79.6)
Effect of exchange rate changes on cash and cash equivalents	(1.0)	(3.2)	(5.3)	(4.2)	(4.1)
Net increase in cash and cash equivalents	34.7	143.6	71.1	178.3	105.2

Cash flows provided by Operating Activities in the second quarter decreased by $67.9 million or 18% over the prior quarter, reflecting lower realized gold prices and by-product revenues. Year to date Cash flows provided by Operating Activities of $695.1 million were 74% higher than the prior corresponding year to date period, primarily due to higher realized gold prices and volumes.

Cash flows used in Investing Activities for the second quarter of $183.5 million were 45% higher than the prior quarter due to the increase in capital expenditure as discussed in the “Results Overview - Capital and Exploration” section of this MD&A. Year to date cash flows used in Investing Activities of $309.8 million were 48% higher than the prior corresponding year to date period, primarily due to investments in the Waihi North Project and Palomino Underground at Haile and increased infrastructure projects at all operations, as discussed in the “Results Overview - Capital and Exploration” section of this MD&A.

Cash flows used in Financing Activities for the second quarter were $94.4 million, comprising share buybacks under the Normal Course Issuer Bid (“NCIB”) of $57.5 million, $20.0 million and $9.0 million of dividends paid to shareholders of the Company and non-controlling interests respectively, and $7.9 million in lease liability payments.

In the prior quarter, Cash flows used in Financing Activities of $108.4 million comprised share buybacks of $76.7 million, dividends to shareholders of the Company and non-controlling interests of $20.3 million and $7.6 million respectively, and repayment of lease liabilities of $3.8 million.

Year to date cash flows used in Financing Activities of $202.8 million mainly reflect $134.2 million in share buybacks, payment of lease liabilities of $11.7 million and dividends paid to shareholders and non-controlling interests of $40.3 million and $16.6 million respectively. In the prior corresponding year to date period, cash flows used in financing activities of $79.6 million comprised $40.6 million of share buybacks, $14.0 million and $8.0 million of dividends paid to shareholders of the Company and non-controlling interests, respectively, and $14.2 million repayment of lease liabilities.

The strong Free Cash Flow† generated across all comparative periods primarily reflect the realized gold prices and gold sales volumes as well as timing of cash outflows, specifically related to taxation and the Additional Government Share.

† See “Non-IFRS Financial Information”.

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Debt Management and Liquidity

$M	June 30, 2026	December 31, 2025
Amounts drawn under the revolving credit facility	-	-
Total debt	-	-
Cash and cash equivalents	654.8	476.5
Net Cash†	654.8	476.5

As at June 30, 2026, the Company was in a Net Cash† position of $654.8 million compared to $476.5 million as at December 31, 2025 reflecting strong Free Cash Flow† generation.

The Company has an undrawn revolving credit facility (the “Facility”) with seven leading international banks for a total of $200 million plus a $50 million uncommitted accordion. The Facility is secured against present and future assets, property and undertakings and has a term maturing on December 31, 2027.

During the fourth quarter of 2024, the Company repaid all amounts drawn under the Facility. As a result, there are no amounts drawn under the Facility as at June 30, 2026 (December 31, 2025: nil). As at June 30, 2026, the Company was in compliance with all covenant obligations related to the Facility.

The Company had immediately available Liquidity† of $854.8 million at June 30, 2026 (December 31, 2025: $676.5 million), comprised of $654.8 million (December 31, 2025: $476.5 million) in cash and $200.0 million (December 31, 2025: $200.0 million) in undrawn funds under the Facility. The increase in Liquidity† primarily relates to higher cash balances resulting from Free Cash Flow† generation, as noted above.

As at June 30, 2026, the Company was in a net current asset position of $366.8 million compared to $226.1 million as at December 31, 2025.

Share Buyback

In July 2026, the Company received approval from the TSX to renew the NCIB, permitting the Company to buy back up to 22 million common shares in the open market through the facilities of the TSX, NYSE and alternative trading systems in Canada and the United States during the period commencing on July 24, 2026 and ending on or before July 23, 2027.

In connection with the NCIB, the Company renewed its automatic securities purchase plan ("ASPP"), which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackouts. As at June 30, 2026, no obligation to purchase shares (December 31, 2025: nil) was recognized under the ASPP.

In 2025, the Company completed the maximum $175 million in share buybacks approved by the Board under the share repurchase program for that year.

On February 18, 2026, the Board of Directors approved additional share buybacks in 2026 to a maximum of $350 million of common shares in the open market through the facilities of the TSX, NYSE and alternative trading systems in Canada and the United States under the NCIB program. During the second quarter of 2026, the Company repurchased and cancelled 1.8 million common shares for consideration of $57.5 million at an average price of CAD$43.94 per share and $134 million year to date (at an average price of CAD$47.64 per share).

† See “Non-IFRS Financial Information”.

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Hedging

The Company does not hedge any of its current or future gold sales, nor does it have any prepay agreements or royalty financing arrangements, so has benefited fully from the higher gold price.

The Company has a hedging program covering up to 80% of the forecast diesel consumption at Haile and Macraes through the end of the second quarter of 2027. The program was expanded during the quarter to also include Waihi and Didipio in the 2027 hedging program. The resulting hedging arrangements consist of monthly cash-settled swap transactions referencing the following appropriate diesel pricing indices to fix diesel prices and reduce input cost volatility:

•	US Gulf Coast Ultra-Low Sulfur No 2 Diesel for an amount representing 80% of the forecast diesel consumption at Haile, split into even monthly amounts; and
•	Platts Singapore (Gasoil) for an amount representing 80% of the forecast diesel consumption at Macraes, Waihi and Didipio, split into even monthly amounts.

The Company has elected to apply hedge accounting to these diesel hedging arrangements. During the six months ended June 30, 2026, the Company recorded realized gains of $7.8 million within cost of sales and unrealized gain of $6.2 million in other comprehensive income as a result of the hedging arrangements.

There are no other hedges related to gold, silver, copper or currencies.

Capital Commitments

Capital commitments relate principally to the purchase of property, plant and equipment at Haile, Macraes and Waihi and the mine development at Macraes, Waihi and Didipio. The Company’s capital commitments as at June 30, 2026 are as follows:

As at June 30, 2026 $M	Capital Commitments
Within 1 year	96.5

Related Party Transactions

Year to date related party transactions solely comprise key management personnel compensation, including salaries, short-term incentives, directors' fees and share-based payments of $13.0 million.

† See “Non-IFRS Financial Information”.

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Outstanding Share Data

The following table sets out the common shares, performance share rights and deferred units outstanding as at the date of this MD&A:

Shares/ units	August 5, 2026
Common shares	222,447,523
Performance share rights	3,912,334
Deferred units	444,747

Non-IFRS Financial Information

Throughout this MD&A, the Company has provided measures prepared according to IFRS as well as certain non-IFRS performance measures. As non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, they are unlikely to be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by certain investors to evaluate OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS.

These measures are used internally by the Company’s Management to assess the performance of the business and make decisions on the allocation of resources and are included in this MD&A to provide greater understanding of the underlying performance of the operations. Investors are cautioned not to place undue reliance on any non-IFRS financial measures included in this MD&A.

Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share

These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net profit/(loss) is calculated as net profit/(loss) less the impact of non-recurring items and significant recurring non-cash items. Including impairment expenses and reversals, write-downs, foreign exchange (gains)/losses, gain on sale of assets and listing costs. Management believes that the presentation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share is appropriate to provide additional information to investors regarding items that Management does not expect to continue at the same level in the future or that Management does not believe to be a reflection of the Company's ongoing operating performance.

† See “Non-IFRS Financial Information”.

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The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Net profit[1]	222.2	228.4	114.1	450.6	213.8
Foreign exchange (gain) loss	(2.0)	0.1	2.4	(1.9)	3.2
NYSE listing costs	0.9	1.0	-	1.9	-
Write-down of assets	0.1	-	-	0.1	0.2
Adjusted net profit[1]	221.2	229.5	116.5	450.7	217.2
Weighted average number of common shares - fully diluted	225.1	226.6	234.8	225.9	235.4
Adjusted earnings per share	0.98	1.01	0.51	2.00	0.94

1 Attributable to the shareholders of the Company.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of non-recurring items and significant recurring non-cash items. Including impairment expenses and reversals, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

$M	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Net profit	228.7	235.4	117.6	464.1	218.8
Depreciation and amortization	86.7	84.0	54.9	170.7	108.6
Net interest (income) expense and finance costs	0.7	(1.0)	1.5	(0.3)	3.3
Income tax expense on earnings	82.9	98.3	43.1	181.2	78.4
EBITDA	399.0	416.7	217.1	815.7	409.1
Foreign exchange (gain) loss	(2.0)	0.1	2.4	(1.9)	3.2
NYSE listing costs	0.9	1.0	-	1.9	-
Write-down of assets	0.1	-	-	0.1	0.2
Adjusted EBITDA	398.0	417.8	219.5	815.8	412.5
Revenue	647.3	714.5	432.4	1,361.8	792.3
Adjusted EBITDA Margin	61%	58%	51%	60%	52%

† See “Non-IFRS Financial Information”.

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Cash Costs and AISC

Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of the Company’s mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product allocations and are then divided by ounces sold. In calculating Cash Costs, the Company includes the value of cash-settled stock-based compensation in the year of vesting. Cash Costs are reduced by copper and silver by-product cost allocations that are considered incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.

The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cost of sales, excl. depreciation and amortization	215.1	226.8	181.1	441.9	324.0
Indirect taxes	7.6	9.0	5.6	16.6	10.4
Selling costs	0.5	3.7	2.6	4.2	5.4
Non-cash stock-based compensation adjustments[2]	7.4	(9.0)	(7.1)	(1.6)	(10.5)
By-product allocation	(45.7)	(55.6)	(35.4)	(101.3)	(70.7)
Total Cash Costs (net)	184.9	174.9	146.8	359.8	258.6
Sustaining capital and leases	51.1	40.3	34.4	91.4	61.2
Deferred stripping and capitalized mining	31.3	45.9	49.0	77.2	104.3
Corporate general & administration[3]	21.3	19.9	15.1	41.2	25.5
Onsite exploration and drilling	3.4	3.2	0.6	6.6	2.2
Total AISC	292.0	284.2	245.9	576.2	451.8
Gold sales (koz)	135.8	135.4	121.3	271.2	235.9
Cash Costs ($/oz)	1,362	1,292	1,210	1,327	1,096
AISC ($/oz)[1]	2,151	2,094	2,027	2,123	1,915

1	Excludes the Additional Government Share related to the FTAA at Didipio of $9.7 million, $22.1 million and $31.8 million for the second quarter, first quarter and year to date 2026, respectively, as it is considered in the nature of an income tax.
2	Other cash adjustments reflect the inclusion of cash settled stock-based compensation in AISC over the year of vesting.
3	Corporate general & administration includes cash settled stock-based compensation.
† See “Non-IFRS Financial Information”.

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The following tables provide a reconciliation of Cash Costs and AISC for each operation:

Haile

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	95.1	79.8	53.9	174.9	99.5
By-product allocation	(1.7)	(1.2)	(1.9)	(2.9)	(3.8)
Inventory adjustments	(16.9)	5.4	(2.8)	(11.5)	(5.8)
Freight, treatment and refining charges	0.1	0.2	0.2	0.3	0.4
Total Cash Costs (net)	76.6	84.2	49.4	160.8	90.3
Sustaining capital and leases	26.3	18.7	16.2	45.0	26.6
Deferred stripping and capitalized mining	-	21.2	28.0	21.2	64.4
Onsite exploration and drilling	0.6	0.9	0.1	1.5	0.9
Total AISC	103.5	125.0	93.7	228.5	182.2
Gold sales (koz)	53.1	47.3	49.5	100.4	106.7
Cash Costs ($/oz)	1,442	1,779	997	1,601	846
AISC ($/oz)	1,953	2,637	1,890	2,275	1,708

1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Macraes

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	44.5	45.1	43.3	89.6	82.5
By-product allocation	(0.2)	(0.1)	-	(0.3)	(0.1)
Royalties	6.9	6.7	2.6	13.6	3.3
Inventory adjustments	5.2	(5.9)	5.9	(0.7)	(1.7)
Freight, treatment and refining charges	0.4	0.6	0.3	1.0	0.5
Total Cash Costs (net)	56.8	46.4	52.1	103.2	84.5
Sustaining capital and leases	11.5	8.6	8.4	20.1	17.8
Deferred stripping and capitalized mining	18.8	15.8	14.2	34.6	26.5
Onsite exploration and drilling	1.4	1.2	0.1	2.6	0.7
Total AISC	88.5	72.0	74.8	160.5	129.5
Gold sales (koz)	45.9	47.9	34.8	93.8	58.5
Cash Costs ($/oz)	1,237	970	1,496	1,101	1,444
AISC ($/oz)	1,932	1,506	2,146	1,715	2,213
1	Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
† See “Non-IFRS Financial Information”.

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Waihi

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	34.9	34.2	30.7	69.1	57.5
By-product allocation	(4.6)	(6.3)	(2.6)	(10.9)	(4.7)
Royalties	0.8	2.8	0.6	3.6	1.1
Inventory adjustments	6.0	(3.4)	(1.4)	2.6	(3.7)
Add: Freight, treatment and refining charges	-	0.1	-	0.1	0.1
Total Cash Costs (net)	37.1	27.4	27.3	64.5	50.3
Sustaining capital and leases	2.7	4.9	2.2	7.6	6.5
Deferred stripping and capitalized mining	5.7	4.7	5.7	10.4	10.4
Onsite exploration and drilling	0.9	1.1	0.5	2.0	0.7
Total AISC	46.4	38.1	35.7	84.5	67.9
Gold sales (koz)	16.4	17.6	16.4	34.0	32.3
Cash Costs ($/oz)	2,262	1,556	1,670	1,896	1,559
AISC ($/oz)	2,840	2,155	2,190	2,485	2,106
1	Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Didipio

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	39.4	41.1	38.3	80.5	70.4
By-product allocation	(39.2)	(48.0)	(30.9)	(87.2)	(62.1)
Royalties	2.5	3.5	2.4	6.0	4.0
Indirect taxes	7.4	8.3	5.7	15.7	10.4
Inventory adjustments	2.6	7.8	(0.7)	10.4	3.8
Freight, treatment and refining charges	1.7	4.2	3.2	5.9	7.0
Total Cash Costs (net)	14.4	16.9	18.0	31.3	33.5
Sustaining capital and leases	10.6	8.1	7.0	18.7	9.7
Deferred stripping and capitalized mining	6.8	4.2	1.1	11.0	3.0
General & administration[2]	0.1	0.1	0.3	0.2	0.3
Onsite exploration and drilling	0.3	-	-	0.3	-
Total AISC	32.2	29.3	26.4	61.5	46.5
Gold sales (koz)	20.4	22.6	20.6	43.0	38.4
Cash Costs ($/oz)	706	748	873	728	872
AISC[1] ($/oz)	1,589	1,298	1,287	1,436	1,214

1	Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
2	Excludes the Additional Government Share of FTAA at Didipio of $9.7 million, $22.1 million and $31.8 million for the second quarter, first quarter, and year to date 2026, respectively, as it is considered in the nature of an income tax.

Net Cash/(Debt)

Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. A reconciliation of this measure is provided in the “Liquidity and Capital Resources - Debt Management and Liquidity” section of this MD&A.

† See “Non-IFRS Financial Information”.

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Liquidity

Liquidity has been calculated as cash and cash equivalents and the total of funds available to be drawn under the Facility. Management believes this is a useful measure of the Company’s ability to repay its current liabilities. The following table provides a reconciliation of Liquidity:

$M	June 30, 2026	December 31, 2025
Cash and Cash Equivalents	654.8	476.5
Funds available to be drawn under the Facility	200.0	200.0
Liquidity	854.8	676.5

Operating Cash Flow before working capital movements

Operating Cash Flow before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital. The following table provides a reconciliation of Operating Cash Flow before working capital movements:

$M, except per share amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash provided by operating activities	313.6	381.5	226.9	695.1	398.5
Changes in working capital	27.2	(46.9)	4.9	(19.7)	30.1
Cash flows provided by operating activities before changes in working capital	340.8	334.6	231.8	675.4	428.6

Free Cash Flow

Free Cash Flow is calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows provided by Operating Activities	313.6	381.5	226.9	695.1	398.5
Cash flows used in Investing Activities	(183.5)	(126.3)	(106.8)	(309.8)	(209.6)
Free Cash Flow	130.1	255.2	120.1	385.3	188.9

Leverage Ratio

Leverage Ratio is calculated as Net Cash/(Debt) divided by Adjusted EBITDA for the preceding 12-month period. Management believes this is a useful indicator to monitor the Company’s ability to meet its financial obligations. The following table provides a reconciliation of the Leverage Ratio:

$M, except ratio amounts	Q2 2026	Q1 2026	Q2 2025
Net Cash/(Debt)	654.8	620.1	298.7
Adjusted EBITDA	1,400.5	1,002.5	826.6
Leverage Ratio	0.00x	0.00x	0.00x

† See “Non-IFRS Financial Information”.

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Internal Controls Over Financial Reporting

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. As a result, even those systems of internal control over financial reporting determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management has used the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.

Management has determined that there have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2026 which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Accounting Estimates, Policies and Changes

The preparation of financial statements in conformity with IFRS requires Management to make estimates, judgements and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and related notes. The Company’s material accounting policies and critical estimates and judgements are disclosed in Notes 3 and 4 of its condensed interim consolidated financial statements for the quarter ended June 30, 2026.

Risks and Uncertainties

This MD&A contains certain forward-looking statements that involve risks, uncertainties and other factors that could cause actual results, performance, prospects, opportunities and continued mining operations to differ materially from those expressed or implied by those forward-looking statements. The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details and discussion of these risks and uncertainties, please refer to the risk factors set forth in the Company’s most recent Annual Information Form available under the Company’s profile on SEDAR+ at sedarplus.ca, in the Company’s current Annual Report on Form 40-FR12B filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at sec.gov and on the Company’s website at oceanagold.com, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements and additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.

† See “Non-IFRS Financial Information”.

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Notes to Reader

Cautionary Statement Regarding Forward-Looking Information

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the Company’s planned production, cost and capital Guidance for 2026; the future financial and operating performance of the Company and its mining projects and the anticipated benefits therefor; the development, expansion and operation of the Company’s mining projects; anticipated production levels and mine lives; the estimation, realization and classification of Mineral Reserves and Mineral Resources; costs of production; estimates of growth capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits and mines; the availability of, and access to, labour, equipment, power, diesel, water and other inputs; the timing, cost and outcome of development, construction and expansion activities; timing for achieving first ore at Palomino Underground in 2028; the timing for the commencement of construction of the paste plant at Haile and first paste delivery; the timing for providing ore at Coronation North Phase 5 at Macraes; the timing for submission of the MP4 Fast-track application in the third quarter of 2026; the potential for mine life extension at Macraes into the 2040s; construction of the first ventilation shaft and water treatment plant at the Waihi North Project; costs and timing of future exploration and drilling programs, including the Company’s site and regional exploration programs; water management initiatives and strategies and tailings management initiatives at the Company’s operations; requirements for additional capital; the adequacy of current financial resources and cash reserves; governmental regulation of mining operations and exploration operations; the timing and receipt of required permits, certifications, approvals, consents and renewals under applicable legislation; the amount of and timing for anticipated purchases under the NCIB program; the payment of dividends in future periods; compliance with applicable environmental, social, health and safety and other regulatory requirements; geotechnical and operational conditions; social licence to operate and stakeholder relationships; competition for mineral properties; the availability and terms of financing; foreign operations and political, economic and regulatory conditions in the jurisdictions in which the Company operates; expectations regarding the impacts of the U.S.-Iran international conflict on the Company’s operations, including potential impacts to operating and capital costs; governmental regulation of mining operations and exploration operations; fluctuations in commodity prices, including gold, copper and silver, and foreign exchange rates; the expected inclusion of Waihi and Didipio in the Company’s hedging program; anticipated environmental risks; title disputes or claims; the limitations and adequacy of insurance coverage; title matters, disputes and land access; changes in laws, taxation and accounting standards; and the timing and possible outcome of pending legal proceedings, regulatory matters and other disputes, including the appeal to the permit approval for the Waihi North Project.

All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

† See “Non-IFRS Financial Information”.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company’s production estimates, forecasts or Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest, blockades or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes, work stoppages and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators and the SEC, which are available under the Company’s profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company’s website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

† See “Non-IFRS Financial Information”.

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The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this MD&A was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this MD&A may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Qualified Persons

Mr. Greg Hollett, the Company’s Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this MD&A.

Mr. Euan Leslie, the Company’s Group Mining Engineer, and Mr. Knowell Madambi, the Company’s Manager - Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this MD&A.

Messrs. Leslie and David Townsend, the Company’s Manager - Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this MD&A.

Mr. Phillip Jones, the Company’s Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this MD&A.

Mr. Keenan Jennings, the Company’s Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.

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